SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

                       Commission File Number 33-55254-32

                           Notification of Late Filing



                                  (Check One):

   [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

          For Period Ended: July 31, 1996 [ ]
          Transition Report on Form 10-K [ ]
          Transition  Report on Form 20-F [ ]
          Transition Report on Form 11-K [ ]
          Transition Report on Form 10-Q [ ]
          Transition Report on Form N-SAR
          For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

 Full Name of Registrant   Chancellor Group, Inc.

 Former Name if Applicable          Nighthawk Capital, Inc.

          1204 Third Avenue, Suite 172
 Address of Principal Executive Office (Street and Number)

 New York, New York 10021
 City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

     The audited financial statements are not yet complete. The auditors are in the process of completing the audit so the independent auditors' report can be issued.

                           Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

      Neil A. Green                 011 61 2               233 3566
       (Name)                     (Area Code)          (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X ] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X ] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Chancellor Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     October 28, 1996                   By       Neil A. Green
    --------------------------------           -------------------
                                            Neal A. Green, President




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                               Part IV Question 3:

The Company had no operations for the year ended July 31, 1995. For the year ended July 31, 1996, the Company had substantial operations. However, an estimate of earnings cannot be given until the audit is complete.



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                                 SMITH & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF:                                       CRANDALL BUILDING SUITE 700
AMERICAN INSTITUTE OF                             10 WEST 100 SOUTH
     CERTIFIED PUBLIC ACCOUNTANTS                 SALT LAKE CITY, UTAH 84101
UTAH ASSOCIATION OF                               TELEPHONE:     (801) 575-8297
     CERTIFIED PUBLIC ACCOUNTANTS                 FACSIMILE:     (801) 575-8306
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October 24, 1996



Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Chancellor Group, Inc. This is to inform you that we have not yet completed the audit of the consolidated financial statements to be included in the Form 10-K filing.

Several subsidiaries are located outside of the United States. Foreign currency translation items, foreign document translation items, etc. have taken longer than expected.

We anticipate issuing our report in sufficient time to allow Chancellor to file its Form 10-K within 15 days of the original due date.

Very truly yours,



William R. Denney

WRD\kow

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